November 29, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C. 20549

Re:	Underlying Funds Trust
File No.: 811-21895

Dear Sir or Madam:

The sole purpose of this filing is to obtain series and class identifiers for the Underlying Funds Trust Healthcare Biotech Fund to facilitate SEC filings. The Fund did not receive a series and class identifier when it was registered in Post Effective Amendment No.1 filed under filing code POS AMI on August 14, 2006.

If you have any additional questions or require further information, please contact Garett Lindgren at 414.765-6371.

Very truly yours,

Rodney A. DeWalt
US Bancorp Fund Services